UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Affimed N.V. (the “Company” or “Affimed”) is filing this Amendment No. 1 to the Company’s Current Report on Form 6-K/A, filed with the Securities and Exchange Commission on May 28, 2024 (the “Original 6-K”), to amend the agenda and explanatory notes (the “Original AGM Agenda”) for the Company’s 2024 Annual General Meeting (the “2024 AGM”), which was filed as Exhibit 99.4 to the Original 6-K. The amended agenda and explanatory notes (the “Amended 2024 AGM Agenda”) revise agenda items 9a and 9b to provide for (a) a limitation of up to 100% of the issued and outstanding share capital of the Company as per the date of the 2024 AGM (instead of the maximum number of shares that can be issued under the authorized share capital of the Company per the moment that the amendment of the articles of association as proposed under agenda item 8 of the 2024 AGM agenda becomes effective or, in case the proposal under agenda item 8 would not be adopted, as per the date of the 2024 AGM) and (b) a limited period of 18 months from the date of the 2024 AGM (instead of 5 years from the date of the 2024 AGM) during which the Management Board is authorized to issue shares and to restrict and/or exclude pre-emptive rights.

The Amended 2024 AGM Agenda and a redline reflecting the changes made compared to the Original AGM Agenda have been made available on the Company’s website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: June 6, 2024	By:	/s/ Andreas Harstrick
Name: Andreas Harstrick
Title: Interim Chief Executive Officer, Chief Medical Officer

	By:	/s/ Denise Mueller
Name: Denise Mueller
Title: Chief Business Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.4	Amended agenda including explanation